EXHIBIT 3.2

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS

OF

SYNCHRONOSS TECHNOLOGIES, INC., A DELAWARE CORPORATION

Effective upon the filing of that certain Certificate of Designations of Series A Convertible Participating Perpetual Preferred Stock, Section 2.11 of the Amended and Restated Bylaws (the “Bylaws”) of Synchronoss Technologies, Inc., a Delaware corporation, shall be amended to add a second sentence, stating as follows:

“Notwithstanding the foregoing, in respect of any authorization, approval or consent by the holders of shares of Series A Preferred Stock voting as a single class, holders of Series A Preferred Stock (as defined in the Certificate of Designations) may authorize, take or consent to any action without a meeting by delivering a consent or consents in writing or by electronic transmission of holders of shares of Series A Preferred Stock entitled to cast not less than the minimum number of votes that would be necessary to authorize, take or consent to such action at a meeting of stockholders, within 60 days of the first date on which a written consent is so delivered to the Corporation.”

The effective date of the Amendment No. 1 to the Bylaws is February 15, 2018.